UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-42473

LOGPROSTYLE INC.

1-2-3 Kita-Aoyama

Minato-ku, Tokyo 107-0061, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On May 15, 2026, LogProstyle, Inc. (the “Company”) issued a press release announcing that the Company’s Board of Directors, at a meeting held on May 15, 2026, resolved to declare a cash dividend to be funded by the remaining unused portion of the Company’s previously discontinued authorized share repurchase program in the aggregate amount of US$519 thousand, or US$0.022 per share (approximately JPY81 million in total and JPY3.45 per share).

The dividend will be payable on June 30, 2026, to shareholders of record as of the close of business on June 1, 2026. The ex-dividend date for market transactions will be June 1, 2026, the same date as the record date.

A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

EXHIBIT INDEX

Exhibit No	Description
99.1	Press release issued by the Company on May 15, 2026.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LOGPROSTYLE INC.

Date: May 15, 2026	By:	/s/ Yasuyuki Nozawa
Yasuyuki Nozawa
Chief Executive Officer, President, and Representative Director